David L. Roland Senior Vice President, General Counsel and Corporate Secretary
July 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Alexandra M. Ledbetter
Re:	ION Geophysical Corporation Registration Statement on Form S-3 Filed April 20, 2010; File No. 333-166200 Request for Acceleration
Ladies and Gentlemen:
          Please refer to the acceleration request filed by the undersigned, ION Geophysical Corporation (“ION”), with the Securities and Exchange Commission (the “Commission”) on July 13, 2010. ION hereby withdraws that request and in lieu thereof, files this request for acceleration of the effective date of the above-referenced Registration Statement on Form S-3, as amended to the date hereof (the “Registration Statement”).
          ION hereby requests that the effectiveness of the Registration Statement be accelerated to Thursday, July 15, 2010, at 9:00 a.m. (Eastern time), or as soon thereafter as practicable.
          In connection with this request for acceleration, ION hereby confirms its awareness of its obligations under the Securities Act of 1933, as amended.
          In addition, ION hereby acknowledges the following:
•	ION is responsible for the adequacy and accuracy of the disclosures contained in the Registration Statement and the filings incorporated by reference therein;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the Commission from taking any action with respect to the filings; and

•	ION may not assert staff comments or the staff’s declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
2105 CityWest Blvd., Suite 400
Houston, TX 77042-2839
p] +1 281 552 3308 [f] +1 281 879 3600
www.iongeo.com

          If you have any further questions, please do not hesitate to contact Marc H. Folladori, Esq. of Mayer Brown LLP at (713) 238-2696 or the undersigned at (281) 552-3308.

Very truly yours, ION GEOPHYSICAL CORPORATION
By:	/s/ David L. Roland
David L. Roland
Senior Vice President, General Counsel and Corporate Secretary